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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                             McMoRan Oil & Gas Co.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  582445-10-2
                 -------------------------------------------
                                 (CUSIP Number)

                   Michael M. Boone, Haynes and Boone, L.L.P.
            3100 NationsBank Plaza, Dallas, TX 75202, (214) 651-5552
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 13, 1997
                 -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


 CUSIP No. 582445-10-2                                                               Page      2     of     5    Pages
                                                                                          ----------    ---------
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             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               Gerald J. Ford, individually and as the sole trustee
               and sole grantor of Turtle Creek Revocable Trust                  ###-##-####
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             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a) [ ]
                                                                                                                  (b) [ ]
      2

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             SEC USE ONLY
      3

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             SOURCE OF FUNDS
      4
              PF

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             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
      5

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             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
               United States
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                                           SOLE VOTING POWER
                                    7
                                              2,265,900
           NUMBER OF          ------------------------------------------------------------------------------------------------------
            SHARES                         SHARED VOTING POWER
         BENEFICIALLY               8
           OWNED BY                           0
             EACH             ------------------------------------------------------------------------------------------------------
           REPORTING                       SOLE DISPOSITIVE POWER
            PERSON                  9
             WITH                             2,265,900
                              ------------------------------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                              0
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                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11
                                 2,265,900
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                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  [ ]
              12


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                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13
                                 5.3%
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                               TYPE OF REPORTING PERSON*
              14
                                 IN
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
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         The Schedule 13-D, dated September 10, 1997 (the "Schedule 13D") of
Gerald J. Ford relating to the Common Stock of McMoRan Oil & Gas Co., a Delaware corporation, is hereby amended as set forth below. Initially capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.


Item 2.  Identity and Background.

         Item 2 is hereby amended by the addition of the following paragraphs:

                 "Effective November 13, 1997, Mr. Ford transferred 750,000 shares of the Common Stock of the Company to Turtle Creek Revocable Trust (the "Trust"), a revocable trust of which Mr. Ford is the sole grantor and for which Mr. Ford serves as the sole trustee. The business address of the Trust is 200 Crescent Court, Suite 1350, Dallas, Texas 75201.

                 The Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). The Trust has not, during the last five years, been a party to a court proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by the addition of the following paragraph:

                 "The Trust acquired 1,515,900 shares of Common Stock on November 13, 1997 for an aggregate purchase price of $5,305,650. The 1,515,900 shares were purchased with funds of the Trust."


Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Ford beneficially owns 2,265,900 shares of Common Stock (which is approximately 5.3% of the shares of Common Stock outstanding on November 14, 1997 based on a press release dated November 14, 1997 issued by the Company).

         (b) Mr. Ford has sole voting power and sole dispositive power with respect to the 2,265,900 shares of Common Stock he beneficially owns.

         (c) The only transaction in the shares of Common Stock by Mr. Ford or the Trust since the date of the filing of the Schedule 13D was the purchase of 1,515,900 shares of Common Stock from the Company for a purchase price of $3.50 per share in connection with a rights offering commenced by the Company.





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         (d)     Not applicable.

         (e)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         None.





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 21, 1997

                               /s/ GERALD J. FORD
                             ---------------------------------------------------
                             Gerald J. Ford, individually and as sole trustee of Turtle Creek Revocable Trust





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